

July 17, 2013

<u>Via E-mail</u>
Ho Leung Ning
Chief Financial Officer
Plastec Technologies, Ltd.
Unit 01, 21/F
Aitken Vanson Centre
61 Hoi Yuen Road
Kwun Tong
Kowloon, Hong Kong 852-21917155

> **Re:** **Plastec Technologies, Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed July 10, 2013**
> **File No. 333-185212**

Dear Mr. Ning:

We have reviewed your amendment and your letter dated July 10, 2013, and we have the following comment.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

1. Please tell us how you have complied with Rule 5-04(c) of Regulation S-X. That is, we note the new Schedule I included as Note 21; however, it is not clear that it has been audited as required. Please advise or request that your auditors revise their report accordingly.

You may contact Patricia Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: David Miller, Via E-mail
Jeffrey Gallant, Via E-mail